Filed by Polestar Automotive Holding UK Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Form F-4 File No. (333- )

Subject Companies:

Polestar Automotive Holding UK Limited

Gores Guggenheim, Inc.

(Commission File No. 001-40265)

Polestar funding announcement

Polestar key Q&A

SPACs, IPO process and valuation

1.	Why have you chosen a SPAC rather than a traditional IPO?

•	This transaction allows us to benefit from the support, experience, resources and expertise of the Gores Guggenheim team.

•	They are a trusted and credible partner and share our values and vision for Polestar’s future.

2.	Is now the right time for Polestar to become a public company and are you ready?

•

We believe that entering the public markets at this stage will accelerate our strategy as we enter into an exciting period of expected rapid growth. Starting with the planned launch of our first premium SUV in 2022 we aim to:

1.	Launch three new cars by year-end 2024

2.	Build sales to approximately 290,000 cars per year by year-end 2025

3.	Expand our global distribution footprint to 30 markets by year-end 2023

4.	Execute on our sustainability commitments with the target of creating a truly climate neutral car by year-end 2030 and being the most transparent pure EV company

•

Polestar is ready to be an independent entity – we are a global premium EV player already in mass production, setting new standards for sustainability, design, technology and performance with two-award winning cars on the road.

•	We have a visionary and experienced management team. We feel very confident that we have the right team in place to help us achieve our goals.

3.	What are the next milestones, following today’s announcement, ahead of listing?

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We will immediately begin work on consummating the transaction, which we expect to close in the first half of 2022, subject to approval from the Gores Guggenheim stockholders as well as satisfaction of other customary closing conditions.

4.	How much new money are you raising through this transaction – what are the planned uses of proceeds from the transaction?

•	We expect to raise approximately $1.05bn, subject to redemption rights by the Gores Guggenheim stockholders, comprised of approximately $800mm SPAC cash in trust and $250mm in PIPE investments.

•	We expect to use the transaction proceeds (after paying transaction expenses) towards funding our business plan and future model launches.

5.	Does the transaction change your company focus?

•	No, it does not – in fact, it will accelerate our strategy.

•

Becoming a public company simply means that we will have more resources to invest in products and expand our operations and markets to create a leading company in the rapidly growing global premium EV market.

6.	Shares in many companies that have gone public through a SPAC have performed poorly – what makes you think Polestar will be different?

•	At Polestar, we believe we have a very strong investment case due to four distinguishing factors:

•

Our cars are already on the road. We are a revenue generating company that has been delivering products to our customers since August 2020. We believe this will lead to less execution risk for investors.

•	We have a global footprint across 14 active markets on three continents. Given our experience operating globally, we believe we are ideally positioned for entry into new markets.

•

We believe that we have a unique operational capacity through manufacturing contracts with Volvo Cars and Geely as well as geographical diversification through established factories in China, Europe and the U.S. With low capital expenditure needs, we believe we are well positioned for future efficiencies.

•	We operate in some of the fastest growing EV segments. We expect to make two premium SUVs and one premium sedan model launches in 2022/2023 and 2024, respectively.

Ownership / China

7.	Can you explain Polestar’s current and post-transaction ownership?

•	Polestar is currently owned by Volvo Car Group and affiliates of Geely Chairman Eric Li, and certain A round investors.

•

After the transaction, current Polestar equity holders are expected to retain approximately 94% ownership in Polestar and roll 100% of their equity interests into the pro forma company upon completion of the transaction.

•	Volvo Car Group and affiliates of Geely Chairman Eric Li, are expected to each hold just below 50% and 39% of the pro forma company, respectively.

8.	What Board representation do you anticipate for Volvo Car Group and Geely following the listing?

•	We are working through the BoD membership and will announce the specifics in the coming months.

•

As we prepare to become a public company, we are bolstering our Board capabilities, as well as our management team. For example, we have recently appointed a new CFO and a new CTO, and a new designated head for our market leading sustainability aim, Polestar 0 Project.

9.	Would it be accurate to describe Polestar as a Chinese company?

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We are a Swedish premium electric performance car brand, headquartered in Sweden, with a global presence. Polestar’s current growth focus is mature markets in Europe and North America. China remains an important market for Polestar and where we expect to gain market share as we launch our new models and as the market for autonomous vehicles matures.

•	Our Holding Company will be in the UK and we are applying to be listed on the Nasdaq in the United States with strong support from top tier institutional investors.

•

Over the past four years, we have made great progress separating the Polestar brand from Volvo Cars.Our business and contracting relationships with Volvo Cars and Geely are conducted on an arms-length basis.

10.	Do any Chinese state-owned entities have a direct or indirect shareholding in Polestar?

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As previously announced, Chongqing Chengxing Equity Investment Fund Partnership, Zibo Financial Holding and Zibo Hightech Industrial Investment, Chinese state asset managers, are minority shareholders that participated in the $550m private placement announced in early 2021 alongside a range of other investors.

11.	Will Gores Guggenheim have a seat on the board of Polestar? What value would they bring to electric vehicle manufacturer?

•	An affiliate of Gores Guggenheim will have the right to designate one seat on the Polestar board.

•

The Gores Group, an affiliate of Gores Guggenheim, has extensive experience with, and has been an active participant in, a number of EV SPACs. Perhaps most notably, an affiliate of The Gores Group completed a business combination with Luminar Technologies, Inc. (Luminar; NASDAQ ticker: LAZR) in December, 2020. With Gores Guggenheim’s proven leadership and industry expertise, we believe Gores Guggenheim is a great fit for Polestar.

Business Model

12.	Your target EBIT margin of 9% is significantly below other luxury automotive companies like Ferrari and Porsche – why should people invest in Polestar?

•

Our 9% EBIT margin target for 2025 is part of the disclosed 2021-2025 business plan. Our aspiration is to drive it higher with operating leverage as we grow the business and with a broader product mix.

•	Finally, we benefit from an asset-light model with significantly lower capex needs. We believe our model will lead to strong cash generation alongside our continued strong growth and investments.

13.	What are the advantages of being a pure play electric vehicle company compared to a traditional OEM moving to electric?

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Traditional OEMs have a legacy of hundreds of thousands of Internal Combustion Engine (ICE) vehicles, sizeable customer bases and hundreds of dealerships to convince, and thereafter transition, to join them on their electrification journey.

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In contrast, Polestar does not face these challenges, as we are solely focused on EV. All our employees are committed to electrification and sustainability. In addition, we benefit from the established manufacturing capacity of Volvo Cars and Geely. This means that, from the starting line, we are less constrained, can be more provocative, and focus on cutting edge design, performance, technology and sustainability.

14.	You are targeting sales of 290k vehicles by 2025. Are you able to give a breakdown of this target?

•

Slide 33 of the investor presentation provides the indicative volume breakdown, with the 290k 2025 estimate comprised of predominantly Polestar 2, followed by similar expected volumes for Polestar 3 and Polestar 4, and lastly Polestar 5/Precept – closely corelated to their respective launches.

•

In terms of markets, we are currently focused on further expansion across existing and new markets in Europe and North America, which will be followed by further expansion targeted across China as the market matures.

15.	What makes you confident that you can achieve 290k sales by 2025?

•	Our sales target will be driven by:

•	Three new model launches targeted by year-end 2024

•	Growth in existing and new markets (from 14 active marketstoday to over 30 targeted by year-end 2023)

•	Strong growth expected in the premium EV market operating segment

•	Our asset light model.

Therefore, we believe that we can achieve this target.

16.	What differentiates Polestar from other electric vehicle options for consumers? For example, when compared to Tesla, you don’t compare favourably with regards to speed, range and cost.

•

First, we believe Polestar cars are about more than just speed and range. Polestar sets itself apart in the EV market with our avant-garde design, superior driving experience and eco-friendly, high-tech minimalism. We are redefining luxury for the sustainable age.

•	We are also set apart by our experienced leadership team and distinct corporate culture, which is designer-led, visionary and fully committed to sustainability.

•

Polestar is also pioneering advanced technologies, including the P10 450 kW motor and an 800V bidirectional battery pack. We have smart partnerships with Luminar, Nvidia, Waymo and Zenseact for deploying autonomous driving technology. Polestar deployed the very first Android Automotive OS infotainment system (developed with Google) which provides better visibility of customer journeys and has the added benefit of being easy to scale without large investments.

•

Furthermore, we offer exceptional customer service. Our customers can receive expert, personal assistance at any Polestar Space or Polestar Destination, our unique retail environments. By year-end 2023, we expect to have over 150 Polestar locations. We plan that our customers will also be able to conveniently service their cars at approximately 800 service points within the next two years.

17.	You have stated that you have access to production facilities that can produce up to 750k vehicles per year. What are your long-term production goals?

•	We have access to a global manufacturing footprint through Volvo Car Group and Geely and hence we believe that we have no capacity issues.

•

Our 290k production target for 2025 is ambitious, but we believe that it is achievable. The 750k vehicle capacity is shared among Polestar, Volvo Cars and Geely meaning that unlike most other start-ups, we have minimal capacity constraints.

•	It is premature to think about long-term production goals beyond 2025, so we are focusing our energy on growing production 10x to reach our 290k target.

18.	What are the details of your manufacturing contracts with Geely and Volvo Cars?

•

All our contracts with Geely and Volvo Cars are on an arms-length basis and appropriately controlled from a legal and tax perspective. We have a strong relationship with both companies that is very much based on supplier (Volvo Cars/Geely) and customer (Polestar) dynamics.

19.	Will you continue to have access to existing production facilities if your ownership structure changes?

•

We cooperate closely with both Volvo Cars and Geely Group on a contract manufacturing and shared R&D basis. Polestar also leverages their existing infrastructures and supply chains – which enables our asset light model.

•	We don’t anticipate any loss of access to production facilities because Polestar, Volvo Cars, and Geely collectively benefit from the shared resources and a strong ongoing relationship.

20.	What are your capex requirements to develop the three new cars you have planned for the next three years?

•	We are investing in growth, and our total capex spend for the disclosed 2021-2025 business period is estimated at $3.2 billion.

Forward-Looking Statements

Certain statements in this communication (“Communication”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Gores Guggenheim, Inc. (“Gores Guggenheim”), Polestar Performance AB and/or its affiliates (the “Company”) and Polestar Automotive Holding UK

Limited (“ListCo”). For example, projections of future Adjusted EBITDA or revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Gores Guggenheim and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to proposed business combination between Gores Guggenheim, the Company, ListCo and the other parties thereto (the “Business Combination”); (2) the outcome of any legal proceedings that may be instituted against Gores Guggenheim, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Gores Guggenheim, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) risks associated with changes in applicable laws or regulations and the Company’s international operations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; (12) the Company’s ability to maintain agreements or partnerships with its strategic partners Volvo Cars and Geely and to develop new agreements or partnerships; (13) the Company’s ability to maintain relationships with its existing suppliers and strategic partners, and source new suppliers for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such relationships; (14) the Company’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (15) the Company’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (16) delays in the design, manufacture, launch and financing of the Company’s vehicles and the Company’s reliance on a limited number of vehicle models to generate revenues; (17) the Company’s ability to continuously and rapidly innovate, develop and market new products; (18) risks related to future market adoption of the Company’s offerings; (19) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (20) the Company’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to the Company by its partners in order for the Company to be able to increase its vehicle production capacities; (21) risks related to the Company’s distribution model; (22) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on the Company’s future business; (23) changes in regulatory requirements, governmental incentives and fuel and energy prices; (24) the impact of the global COVID-19 pandemic on Gores Guggenheim, the Company, the Company’s post business combination’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; and (25) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Gores Guggenheim’s final prospectus relating to its initial public offering (File No. 333-253338) declared effective by the SEC on March 22, 2021, and other documents filed, or to be filed, with the U.S. Securities and Exchange Commission (the “SEC”) by Gores Guggenheim or ListCo, including the Registration/Proxy Statement (as defined below). There may be additional risks that neither Gores Guggenheim, the Company nor ListCo presently know or that Gores Guggenheim, the Company or ListCo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Gores Guggenheim, the Company nor ListCo undertakes any duty to update these forward-looking statements.

Projections

This Communication contains financial forecasts with respect to the Company’s projected financial results, including revenue, for the Company’s fiscal years 2021 through 2025. The Company’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Communication, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Communication. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Communication should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Actual results may differ as a result of the completion of the Company’s financial reporting period closing procedures, review adjustments and other developments that may arise between now and the time such financial information for the period is finalized. As a result, these estimates are preliminary, may change and constitute forward-looking information and, as a result, are subject to risks and uncertainties. Neither the Company’s nor Gores Guggenheim’s independent registered accounting firm has audited, reviewed or compiled, examined or performed any procedures with respect to the preliminary results, nor have they expressed any opinion or any other form of assurance on the preliminary financial information.

Additional Information

In connection with the proposed Business Combination, (i) ListCo is expected to file with the SEC a registration statement on Form F-4 containing a preliminary proxy statement of Gores Guggenheim and a preliminary prospectus (the “Registration/Proxy Statement”), and (ii) Gores Guggenheim will file a definitive proxy statement relating to the proposed Business Combination (the “Definitive Proxy Statement”) and will mail the Definitive Proxy Statement and other relevant materials to its stockholders after the Registration/Proxy Statement is declared effective. The Registration/Proxy Statement will contain important information about the proposed Business Combination and the other matters to be voted upon at a meeting of Gores Guggenheim stockholders to be held to approve the proposed Business Combination. This Communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Before making any voting or other investment decisions, securityholders of Gores Guggenheim and other interested persons are advised to read, when available, the Registration/Proxy Statement and the amendments thereto and the Definitive Proxy Statement and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about Gores Guggenheim, the Company, ListCo and the Business Combination. When available, the Definitive Proxy Statement and other relevant materials for the proposed Business Combination will be mailed to stockholders of Gores Guggenheim as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the Registration/Proxy Statement, the Definitive Proxy Statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Gores Guggenheim, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Gores Guggenheim and certain of its directors and executive officers may be deemed participants in the solicitation of proxies from Gores Guggenheim’s stockholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in Gores Guggenheim is set forth in Gores Guggenheim’s filings with the SEC (including Gores Guggenheim’s final prospectus related to its initial public offering (File No. 333-253338) declared effective by the SEC on March 22, 2021), and are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Gores Guggenheim, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou. Additional information regarding the interests of such participants will be contained in the Registration/Proxy Statement for the proposed Business Combination when available.

The Company and ListCo, and certain of their directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Gores Guggenheim in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the Registration/Proxy Statement for the proposed Business Combination when available.

No Offer and Non-Solicitation

This Communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Gores Guggenheim, the Company or ListCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.